EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors

Murphy Oil Corporation:

We consent to the incorporation by reference in the Registration Statements (Nos. 2-82818, 2-86749, 2-86760, 333-27407, 333-43030, and 333-57806) on Form S-8 and (Nos. 33-55161 and 333-84547) on Form S-3 of Murphy Oil Corporation of our report dated February 14, 2003, with respect to the consolidated balance sheets of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Murphy Oil Corporation.

Our report refers to a change in the method of accounting for goodwill and other intangible assets and a change in the method of accounting for derivative instruments and hedging activities.

March 20, 2003

Ex. 23-1